FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March, 2013

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F  ☒        Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐         No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-]

NATIONAL BANK OF GREECE

8 March 2013

PRESS RELEASE

Launch of Integration Steering Committee

Following the successful completion of the voluntary tender offer and the acquisition by NBG of 84.35% of the share capital of Eurobank Ergasias (“Eurobank”), the two banks—united in a shared vision—will forthwith move ahead with preparations for the integration of the two organizations and their subsidiaries in Greece and abroad.

The strategic decision to unite the forces of National Bank of Greece and Eurobank aims at laying the foundations for the combined entity to achieve effective and rapid recapitalization, enhance its liquidity, streamline operating costs, contain loan impairments and realize significant synergies worth approx. €3 billion in terms of net present value.

The coordination of this important task is assigned to the Integration Steering Committee and the Group Integration Management Office.

Integration Steering Committee

The Integration Steering Committee will lead the integration project. It shall define the primary objectives and strategies for integrating the two organizations, monitor the progress of relevant tasks, and take key decisions. The Committee is composed of high-ranking officers from both NBG and Eurobank, and each of its members shall be responsible for overseeing integration of specific areas of operations. Committee membership is as follows:

•                  Alexandros Tourkolias (Chair)

•                  Petros Christodoulou

•                  Michael Kolakidis

•                  Dimitris Dimopoulos

•                  Stavros Ioannou

•                  Fokion Karavias

•                  Paul Mylonas

•                  Damianos Charalambidis

•                  Paula Hadjisotiriou

The Committee’s meetings will also be attended by the representatives of the Hellenic Financial Stability Fund and the monitoring trustee, Mr. Charalambos Makkas and Mr. Vasilis Kazas respectively.

Group Integration Management Office

The Group Integration Management Office will be supporting the work of the Steering Committee and coordinating integration activities, on a daily basis. It is responsible for monitoring the progress of work carried out by the Integration Teams in each sector, handling issues that require cooperation among two or more Teams and highlighting any issues that require consultation and decision by the Steering Committee.

The Group Integration Management Office will be supported by two Coordination Teams for domestic and international activities headed, respectively, by NBG (Domestic Coordinator) and Eurobank (International Coordinator).

Consulting Companies

The integration project will be assisted with the input of international consultants who possess global know-how and experience gained from similar undertakings:

• McKinsey & Company: Strategic planning for integrating domestic activities

• The Boston Consulting Group (BCG): Strategic planning for integrating international activities

• Accenture: Planning the integration of operating procedures and IT systems

NBG and Eurobank have opened up a new era for banking in Greece. By combining experience and prestige with innovation and an extrovert business culture, they are joining forces to create the largest banking group in Greece and one of the top financial groups in Europe. Moving forward together dynamically, they are backed by a shared vision and strategy, offering solutions that support growth, progress and society.

ANNOUNCEMENT

NATIONAL BANK OF GREECE S.A.

Pursuant to the provisions of article 10 of Law 3340/2005, National Bank of Greece S.A. (the “Bank”) informs investors that it will not launch a tender offer to acquire the total shares of Eurobank Properties REIC pursuant to article 7.1 of Law 3461/2006 (the “Tender Offer”), as relevant permission from the Directorate of Competition of the European Commission (the “DG Comp”) has not been obtained. According to the Bank’s Offering Circular, published 10 January 2013, regarding the voluntary tender offer to acquire all the ordinary shares of Eurobank Ergasias S.A., the Bank was under obligation to launch a tender offer to acquire the total shares of Eurobank Properties REIC, provided it obtained the approvals required by law, including approval by the DG Comp in line with current provisions regarding state aid. However, the Bank’s request for approval from the DG Comp for permission to make a Tender Offer in accordance with the said provisions was turned down, and accordingly the Bank is not allowed to launch the Tender Offer.

8 March, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

Date: 12th March, 2013
/s/Petros Christodoulou

(Registrant)

Deputy Chief Executive Officer